Q1 2019 RESULTS A m s t e r da m , 2 M a y 2 0 1 9

Disclaimer This presentation contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward- looking statements may be identified by words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and other similar words. Forward-looking statements include statements relating to, among other things, VEON’s plans to implement its strategic priorities, including operating model and development plans, among others; anticipated performance and guidance for 2019, including VEON’s ability to generate sufficient cash flow; future market developments and trends; operational and network development and network investment, including expectations regarding the roll-out and benefits of 3G/4G/LTE networks, as applicable; the effect of the acquisition of additional spectrum on customer experience; VEON’s ability to realize the acquisition and disposition of any of its businesses and assets; VEON’S ability to realize financial improvements, including an expected reduction of net pro-forma leverage ratio following the successful completion of certain dispositions and acquisitions; and VEON’s ability to realize its targets and strategic initiatives in its various countries of operation. The forward-looking statements included in this presentation are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of demand for and market acceptance of VEON’s products and services; continued volatility in the economies in VEON’s markets; unforeseen developments from competition; governmental regulation of the telecommunications industries; general political uncertainties in VEON’s markets; government investigations or other regulatory actions; litigation or disputes with third parties or other negative developments regarding such parties; risks associated with data protection or cyber security, other risks beyond the parties’ control or a failure to meet expectations regarding various strategic priorities, the effect of foreign currency fluctuations, increased competition in the markets in which VEON operates and the effect of consumer taxes on the purchasing activities of consumers of VEON´s services. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this presentation be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events. Non-IFRS measures are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. All non-IFRS measures disclosed further in this presentation (including, without limitation, EBITDA, EBITDA margin, EBT, net debt, equity free cash flow excluding licenses, organic growth, capital expenditures excluding licenses and LTM (last twelve months) capex excluding licenses/revenue) are reconciled to comparable IFRS measures in VEON Ltd.’s earnings release published on its website on the date hereof. In addition, we present certain information on a forward- looking basis (including, without limitation, the expected impact on revenue, EBITDA and equity free cash flow from the consolidation of the Euroset stores after completing the transaction ending the Euroset joint venture ). We are not able to, without unreasonable efforts, provide a full reconciliation to IFRS due to potentially high variability, complexity and low visibility as to the items that would be excluded from the comparable IFRS measure in the relevant future period, including, but not limited to, depreciation and amortization, impairment loss, loss on disposal of non-current assets, financial income and expenses, foreign currency exchange losses and gains, income tax expense and performance transformation costs, cash and cash equivalents, long - term and short-term deposits, interest accrued related to financial liabilities, other unamortized adjustments to financial liabilities, derivatives, and other financial liabilities. From 1 January 2019, VEON has adopted International Financial Reporting Standards (IFRS) 16 (Leases). VEON is presenting Q1 2019 results excluding the impact of IFRS 16 for comparability purposes with prior periods, as well as presenting reported results which will reflect the new baseline for future period over period comparisons. All forward looking targets exclude the impact of the introduction of IFRS 16 in FY 2019. 1 Q 2 0 1 9 R E S U L T S 2

Key developments

VEON

DELIVERING AGAINST OUR TARGETS:

- Q1 2019 organic revenue growth of 7.4% and EBITDA organic growth of 10.3% achieved through strong operational performance and cost reduction
- Cost intensity ratio declined organically by 1.9 percentage points, on track with three-year ambition to reduce cost intensity by 1 percentage point annually
- Targets confirmed for FY 2019: low single-digit organic revenue growth, low to mid single-digit organic EBITDA growth and around USD 1 billion in equity free cash flow including exceptional income

ENHANCING OUR CORE:

- Revised technology infrastructure arrangement with Ericsson, resulting in USD 350 million payment to VEON in H1 2019
- Committed to introducing best-in-class IT platforms in all our markets

SIMPLIFYING OUR STRUCTURE:

- Mandatory Tender Offer for GTH shares submitted to Egyptian FRA
- Committed to addressing our strategic relationship with GTH and its shareholders

STOCK LIQUIDITY IMPROVED:

- Telenor's sale of 100 million shares brings VEON free float to 34.9%

1Q 2019 RESULTS

3

Good operational performance in Q1 2019

VEON

TOTAL REVENUE

$2.1bn

+7.4% organic[1] YoY
-5.6% reported YoY

EBITDA

Pre IFRS 16 and excl. exceptional income* — $823m

+10.3% organic[1] YoY
+52.0% reported YoY

Reported, post IFRS 16 and incl. exceptional income* — $1,298m

EQUITY FCF EXCL. LICENSES[2]

Pre IFRS 16 and excl. exceptional income** — $205m

Reported, post IFRS 16 and incl. exceptional income** — $457m

MOBILE DATA REVENUE

$567m

+26.4% organic[1] YoY
+12.3% reported YoY

NET LEVERAGE RATIO[3]

Pre IFRS 16 — 1.7x

CORPORATE COSTS

Excl. exceptional income* — $54m

-33% YoY

* Exceptional income of USD 350 million from Ericsson; including the exceptional income, Q1 2019 EBITDA (pre-IFRS 16) is USD 1,172 million

** USD 175 million cash received in Q1 2019 as the first of 2 payments from Ericsson; the remaining half is expected to be received in Q2 2019

[1] Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See attachment in the earnings release for reconciliations

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets, the impact of the introduction of IFRS 16 in FY 2019 and other one-off items

[3] Net leverage ratio is defined as Net debt / LTM (last twelve months) EBITDA

1Q 2019 RESULTS

4

Revenue and EBITDA development by country USD MILLION (-5.6%) YoY reported 87 32 6 2 (3) (10) 51 (291) 2,415 2,250 2,124 1 Total reported Russia Pakistan Ukraine Bangladesh Algeria Uzbekistan Other Organic total FOREX Total reported revenue 1Q18 revenue revenue 1Q19 1Q19 (+52.0%) YoY reported 126 (1) 24 350 25 4 6 39 (119) (7) (2) 1,298 942 854 1 Reported Russia Pakistan Ukraine Bangladesh Algeria Uzbekistan Corporate Other Organic FOREX Exceptional IFRS 16 Reported EBITDA 1Q18 costs EBITDA income impact EBITDA 1Q19 1Q19 pre-IFRS 16 1 Other in Q1 2019 mainly includes the results of Kazakhstan, Kyrgyzstan, Armenia, Georgia, other global operations and services and intercompany eliminations 1 Q 2 0 1 9 R E S U L T S 5

Revenue and EBITDA development by product Data revenue driving organic growth in revenue and EBITDA USD MILLION +7.4% YoY organic 17 27 (35) 156 (291) 2,415 2,250 2,124 1 Reported total Equipment & accessories Voice Data and MFS Other Organic total revenue FOREX Reported total revenue 1Q19 revenue 1Q18 1Q19 +10.3% YoY organic 126 (31) 350 119 (119) 1,298 942 854 Reported EBITDA Service Total costs Organic FOREX Exceptional income IFRS 16 impact Reported EBITDA 1Q18 revenue EBITDA 1Q19 1Q19 pre-IFRS 16 1 Other includes interconnect, roaming and intercompany eliminations 1 Q 2 0 1 9 R E S U L T S 6

Russia: continued revenue and EBITDA growth • Total revenue growth of 4.4% YoY, driven by mobile service revenue growth T O T A L R E V E N U E M O B I L E C U S T O M E R S of 1.2% YoY and an increase of sales of equipment and accessories of 88% ( R U B B I L L I O N ) ( M I L L I O N ) YoY, as a result of the expansion in Beeline monobrand stores + 4.4 % YoY - 3.6 % YoY • Mobile ARPU grew by 5.7% YoY, a sequential slow down in growth due to the high YoY comparison base and intensifying competition in the market 66.4 75.9 69.2 • Mobile customers decreased by 3.6%, mainly due to a reduction in gross 8.9 8.7 8.5 56.3 sales through alternative channels, while churn improved by 4.8 percentage 54.2 points. The negative effect on customer numbers of the strategic shift to 54.3 59.5 54.9 monobrand stores is expected to disappear during H2 2019 1Q18 4Q18 1Q19 1Q18 1Q19 • Fixed-line service revenue decreased by 4.1% YoY, due to the centralization of transit services revenue in VEON Wholesale Services. Adjusted for this Mobile Fixed-line Other effect, fixed line revenue increased by 0.9% YoY E B I T D A A N D E B I T D A M A R G I N C A P E X E X C L . L I C E N S E S • EBITDA increased by 22.7% YoY, mainly driven by the impact from the ( R U B B I L L I O N A N D % ) A N D L T M C A P E X / R E V E N U E introduction of IFRS 16 ( RUB B I L L I O N A N D % ) ► Excluding the impact of IFRS 16, EBITDA increased by 1.3% YoY, resulting in an EBITDA margin of 36.9% + 22.7% YoY + 93.9% YoY ► The decrease in EBITDA margin was driven by higher sales of lower + 1.3% YoY pre IFRS 16 +66.1% YoY pre IFRS 16 17.5 margin equipment and accessories which impacted the margin by 30.9 14.9 1.6pp 30.0 25.2 24.9 25.5 • Capex excluding licenses and pre-IFRS 16 increased 66.1% YoY, mainly as a 20.0 9.0 result of improved phasing, increased network investments and Yarovaya 38.0% 36.9% 44.7% 32.8% 17.9% 18.7% 10.0 14.8% law implementation 0.0 0 1Q18 4Q18 1Q191 1Q19 1Q18 1Q19 1 1Q19 1 Excluding IFRS 16 impact 1 Q 2 0 1 9 R E S U L T S 7

Pakistan: double-digit revenue and EBITDA growth continued in Q1 2019 • The market remained competitive in the quarter, particularly in data and T O T A L R E V E N U E M O B I L E C U S T O M E R S social network offers, against which Jazz maintained its premium price ( P K R B I L L I O N ) ( M I L L I O N ) positioning + 23.6 % YoY + 5.8 % YoY • Revenue grew by 23.6% YoY, including: ► 10.9% from business performance, driven by customer and ARPU 49.5 50.6 40.9 growth, also contributing to QoQ revenue growth 55.1 58.3 ► 12.7% driven by suspension of taxes collected by MNOs in Q1 2019 46.2 47.1 37.9 • Jazz’s customer base grew 5.8% YoY as a result of data network expansion and growth in data customers 1Q18 4Q18 1Q19 1Q18 1Q19 • Strong EBITDA growth (+31.7% YoY) mainly due to revenue increase and Mobile Other the positive impact of IFRS 16 E B I T D A A N D E B I T D A M A R G I N C A P E X E X C L . L I C E N S E S ► Excluding the impact of IFRS 16, EBITDA grew by +22.3% YoY; ( P K R B I L L I O N A N D % ) A N D L T M C A P E X / R E V E N U E excluding tax related impacts, the YoY EBITDA growth pre-IFRS 16 ( P K R B I L L I O N A N D % ) would have been 9.8% ► From Q1 2019, EBITDA also absorbs the negative accounting impact of + 31.7% YoY - 1.6 % YoY minimum tax on revenue (~PKR 0.6 billion in Q1), booked above + 22.3 % pre IFRS 16 - 3.7% YoY EBITDA pre IFRS 16 25.6 7.3 7.0 7.2 23.2 23.8 • Spectrum renewal (Ex-Warid) for 15 years has not yet taken place and we 19.4 are exploring all options given certain challenges in the renewal process 20 2 47.5% 47.0% 47.0% 50.6% • The Supreme Court of Pakistan has revoked the previous “suo moto” order 10 17.8% 12.4% 12.4% ► From Q3 2018, revenue was positively impacted by ~PKR 5.2 billion and 0 0 EBITDA by ~PKR 2.4 billion per quarter 1Q18 4Q18 1Q19 1 1Q19 1Q18 1Q19 1 1Q19 1 Excluding IFRS 16 impact 2 In June 2018, the Supreme Court ordered (“suo moto”) an interim suspension of the deduction of taxes on prepaid and postpaid connections on each recharge/top-up/load levied by mobile phone service providers. On 24 April 2019, the Supreme Court disposed of the proceedings and restored the impugned tax deductions, deciding that it would not interfere in the matter of the collection of public revenues 1 Q 2 0 1 9 R E S U L T S 8

Algeria: revenue trend flattening out, driven by customer growth • Q1 2019 saw continued competition in prices as well as channel-related T O T A L R E V E N U E M O B I L E C U S T O M E R S incentives ( D Z D B I L L I O N ) ( M I L L I O N ) • Macroeconomic and regulatory challenges persisted: - 1.3 % YoY + 4.5 % YoY ► Economic slowdown and high inflation, along with import restrictions 24.1 ► Taxation increases from mid-July 2018 had a full quarterly impact in Q1 0.9 23.1 2019; however, MTR symmetry was achieved in November 2018 22.8 0.1 0.1 15.3 16.0 • Revenue YoY decrease (-1.3%) improved sequentially (-4.5% YoY in Q4 2018 23.0 23.2 22.7 excluding a favorable adjustment mostly related to the reversal of a liability towards a vendor): 1Q18 4Q18 1Q19 1Q18 1Q19 ► Customer base growth continued both YoY (+4.5%) and QoQ (+1.4%), Mobile Other as a result of the success of commercial offers and channel-related incentives E B I T D A A N D E B I T D A M A R G I N C A P E X E X C L . L I C E N S E S ( D Z D B I L L I O N A N D % ) A N D L T M C A P E X / R E V E N U E ► Data revenue grew strongly (+26.2% YoY), leveraging our 4G/LTE ( D Z D B I L L I O N A N D % ) network ► QoQ revenue decrease (-5.5%) was mostly driven by the above- +1.8 % YoY + 44.3 % YoY mentioned favorable adjustment in Q4 2018. Excluding this element, revenue decreased QoQ by only 2.7% - 7.3 % pre IFRS 16 +30.8 % pre IFRS 16 • EBITDA growth (+1.8% YoY) mainly due to the positive impact of IFRS 16 11.0 10.4 9.6 10.6 adoption 10.0 2.3 2.1 ► Excluding the impact of IFRS 16, EBITDA decreased by 7.3% YoY, mainly 44.9% 45.7% 42.1% 46.3% 1.6 13.5% 13.9% 14.1% driven by the decrease in revenue, higher taxation, channel incentives and technology costs, only partly offset by media spending 0.0 0 optimization 1Q18 4Q18 1Q19 1 1Q19 1Q18 1Q19 1 1Q19 1 Excluding IFRS 16 impact • Capex excluding licenses increased YoY mainly due to timing difference of investments 1 Q 2 0 1 9 R E S U L T S 9

Bangladesh: continued positive trend in revenue, EBITDA turnaround

VEON

TOTAL REVENUE
(BDT BILLION)



+4.5% YoY
10.7
0.3
10.4
11.0
0.3
10.7
11.2
0.2
11.0
1Q18
4Q18
1Q19
Mobile
Other

MOBILE CUSTOMERS
(MILLION)



+ 2.4 % YoY
32.2
33.0
1Q18
1Q19

EBITDA AND EBITDA MARGIN
(BDT BILLION AND %)



+ 29.8% YoY
+8.4% YoY
pre IFRS16
3.9
36.1%
3.8
34.3%
4.2
37.4%
5.0
44.8%
1Q18
4Q18
1Q19 1
1Q19

[1] Excluding IFRS 16 impact

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE
(BDT BILLION AND %)



- 70.8% YoY
- 74.4% excl.
IFRS 16
4.6
26.5%
1.2
9.9%
1.3
10.3%
1Q18
1Q19 1
1Q19

- Revenue continued its positive trend (+4.5% YoY), with service revenue growing by 5.4% YoY
  - Customer growth (+2.4% YoY) supported by improved distribution and network availability
  - ARPU increased by 2.6% YoY due to higher voice and data, supported by the introduction of flat tariffs
- Data revenue growth accelerated (+36.0% YoY in Q1 vs 25.2% in Q4), despite pricing pressures in the market
  - Data customers (+12.4% YoY) and data usage (+99.8% YoY) supported the growth
- EBITDA increased by 29.8% YoY mainly driven by top line growth and the positive impact of IFRS 16 adoption
  - Excluding the impact of IFRS 16, EBITDA grew by 8.4% YoY after seven consecutive declining quarters
- Capex excluding licenses decreased by 70.8% YoY as a result of exceptionally high capex levels in Q1 2018 aimed at improving network resilience and by a temporary slowdown of sites rollout in Q1 2019 due to the new telecommunication infrastructure regulation
- SMP regulation developing

1Q 2019 RESULTS

10

Ukraine: sustained strong performance in a high growth market for data consumption

VEON

TOTAL REVENUE
(UAH BILLION)



+ 20.2 % YoY
4.3
3.9
1Q18
5.0
4.7
4Q18
5.1
4.8
1Q19
Mobile
Fixed-line
Other

MOBILE CUSTOMERS
(MILLION)



- 0.7 % YoY
26.5
1Q18
26.3
1Q19

EBITDA AND EBITDA MARGIN
(UAH BILLION AND %)



+ 33.6%% YoY
+27.8% YoY
pre IFRS 16
2.4
56.6%
1Q18
2.8
55.8%
4Q18
3.1
60.2%
1Q19 ¹
3.2
62.9%
1Q19

¹ Excluding IFRS 16 impact

CAPEX EXCL. LICENSES AND LTM CAPEX/REVENUE
(UAH BILLION AND %)



+ 43.1% YoY
+15.7% YoY
pre IFRS 16
0.7
15.2%
1Q18
0.8
16.4%
1Q19 ¹
1.0
17.3%
1Q19

- Kyivstar sustained strong results in a growing market, driven by marketing activities and strong growth in data consumption
- Mobile service revenue grew by 20.6% YoY, driven by
  - ARPU increase of 23% YoY
  - Data revenue growth of 83% on the back of data consumption growth of 98.3% YoY
- Strong EBITDA growth and margin expansion driven by revenue growth and lower costs:
  - Excluding the impact of IFRS 16, EBITDA grew by 27.8% YoY
  - Margin investment in customer acquisition more than offset by realised cost efficiencies and higher revenues
- Capex excluding licenses increased due to 3G network improvement and further 4G/LTE roll-out during the quarter
  - Adjusted for IFRS 16 impact, capex grew by 15.7% YoY

1Q 2019 RESULTS

11

Uzbekistan: good operational performance, external costs pressuring results T O T A L R E V E N U E M O B I L E C U S T O M E R S ( U Z S B I L L I O N ) ( M I L L I O N ) • Uzbekistan market continued to be driven by increased mobile data penetration. Unitel continues to focus on quality customers as the clear - 13.3% YoY -6.2% YoY market leader • Revenue declined by 13.3% due to introduction of 15% excise tax from 617 635 535 5.0 5.0 January 2019 (UZS 76 billion), MTR reduction (UZS 37 billion), and a one-off 9.6 5.0 9.0 revenue adjustment (UZS 16 billion), partially offset by repricing activities. 612 630 531 Adjusted for these, the growth would have been 7.7% YoY ► Mobile data revenue increased by 26.4% YoY 1Q17 4Q18 1Q19 1Q18 1Q19 • EBITDA decreased by 3.5% YoY, driven by the impact of the MTR reduction Mobile Other (UZS 11 billion), a one-off revenue adjustment (UZS 16 billion) and a bad debt recognition (UZS 12 billion), partially offset by the net impact of tax E B I T D A A N D E B I T D A M A R G I N C A P E X E X C L . L I C E N S E S reforms on EBITDA (UZS 6 billion) ( U Z S B I L L I O N A N D % ) A N D L T M C A P E X / R E V E N U E ( U Z S B I L L I O N A N D % ) ► Excluding the impact of IFRS 16, EBITDA declined by 6.5% YoY • Capex excluding licenses increased in 1Q 2019 due to phasing and - 3.5% YoY +205.9% YoY accelerated 4G/LTE rollout - 6.5% YoY 175% YoY • Tax reforms introduced from January 2019 are expected to have ~13% pre IFRS 16 pre IFRS 16 276.1 negative effect on revenue and ~6% on EBITDA in FY 2019, while free cash 290.0 258.1 280.0 254.2 266.5 230.2 270.0 260.0 207.0 250.0 240.0 flow impact is expected to be slightly positive 230.0 200 220.0 210.0 200.0 190.0 180.0 170.0 160.0 150.0 140.0 48.3% 49.8% 130.0 44.8% 120.0 40.0% 100 110.0 100.0 75.3 90.0 19.0% 80.0 70.0 60.0 11.4% 18.1% 50.0 40.0 30.0 20.0 10.0 0.0 0 1Q18 4Q18 1Q19 1 1Q19 1Q18 1Q19 1 1Q19 1 Excluding IFRS 16 impact 1 Q 2 0 1 9 R E S U L T S 12

Q1 2019 income statement

VEON

USD MILLION

	1Q19	1Q19 Pre-IFRS 16	1Q18 Reported	Reported YoY Pre-IFRS 16	Organic[1] YoY
Revenue	**2,124**	**2,124**	**2,250**	**(5.6%)**	**7.4%**
Service revenue	2,005	2,005	2,156	(7.0%)	5.5%
EBITDA	**1,298**	**1,172**	**854**	**37.3%**	**10.3%**
Depreciation, amortization and other	(510)	(401)	(500)		
Operating Profit	**788**	**772**	**354**		
Net financial income and expenses	(197)	(151)	(198)		
Net FOREX and other gains/(losses)	18	18	3		
Profit before tax	**609**	**638**	**159**		
Tax	(79)	(75)	(117)		
Profit/(Loss) from continued operations	530	564	42		
Profit from discontinued operations	0	0	(130)		
Profit attributable to non-controlling interest	35	40	24		
Net profit attributable to VEON shareholders	495	524	(112)		

- Decrease in finance income and expenses is mostly due to lower debt levels, which more than offset the slight increase in cost of debt as a result of an increase of RUB debt portion
- Income tax expenses decreased to USD 79 million in Q1 2019 from USD 117 million, driven by the lower corporate income tax rate in Uzbekistan in addition to lower tax expenses in Russia, which were driven by one-off deductible expenses

[1] 2 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See attachment in the earnings release for reconciliations

1Q 2019 RESULTS

13

Continued strong cash flow generation in Q1 2019 USD MILLION I N C L U D I N G I F R S 1 6 I M P A C T , U N L E S S S T A T E D O T H E R W I S E (267) 1 319 1 4 (131) 82 44 854 (77) 69 132 457 380 204 Russia Pakistan Algeria Bangladesh Ukraine Uzbekistan Other countries Group OPCF Working capital Interest, tax Equity free IFRS 16 impact Equity free OpCF OpCF OpCF OpCF OpCF OpCF OpCF and provisions and other cash flow excl. cash flow excl. (incl.HQ) licenses licenses Pre-IFRS 16 impact Note: OpCF refers to Operating cash flow, calculated as EBITDA minus Capex excluding licenses 1 Other countries Operating Cash Flow includes one-off exceptional income of USD 350 million booked in Q1 2019. Working capital and provisions includes USD (175) million accounting receivable for the remaining amount expected to be received in Q2 2019. The net effect on EFCF for Q1 2019 is an actual cash in of USD 175 million. 1 Q 2 0 1 9 R E S U L T S 14

Q1 2019 net debt development USD MILLION 2,068 92 315 645 389 (1,172) 261 103 95 8,265 6,197 5,469 Net debt EBITDA Change in working Financial Taxes Cash capex incl. MTO Cash Dividend paid FOREX and Other Net debt IFRS 16 impact Net debt 31 December pre IFRS 16 capital charges licenses Collateral 1 31 March 31 March 2018 and provisions 2019 pre IFRS 16 2019 incl. IFRS 16 N E T D E B T E B I T D A 1.7x 1.7x 2.2x 1 Drawdown under the RCF in HQ Amsterdam to fund the collateral for the MTO FOREX and Other mainly consists of FOREX, partly offset by other investing activities and other items 1 Q 2 0 1 9 R E S U L T S 15

2019 targets confirmed

VEON

	1Q 2019 actual	FY 2019 targets[3]
Total revenue	7.4% Organic growth[1]	Low single-digit organic[1] growth
EBITDA	10.3% Organic growth[1]	Low to mid single-digit organic[1] growth
Equity free cash flow[2]	USD 380 million	~USD 1 billion

- Supported by cost efficiencies which are expected to result in an organic reduction of at least 1 percentage point in the cost intensity ratio[4] per annum between 2019-2021
- EFCF target is based on currency rates of 20 February 2019 and assumes additional Yarovaya expenses and increased capex, severance payments, partially offset by business improvements in 2019, while 2018 benefitted from specific non-recurring working capital effects. The target includes the one-time payment in connection with a revised arrangement from Ericsson

[1] 2 Organic change is a non-IFRS measure and reflects changes in revenue, EBITDA and cost intensity ratio, that excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million in respect of revised partnership with Ericsson and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. See attachment in the earnings release for reconciliations

[2] Equity free cash flow excluding licenses is a non-IFRS measure and is defined as free cash flow from operating activities less cash flow used in investing activities, excluding M&A transactions, capex for licenses, inflow/outflow of deposits, financial assets, other one-off items and the impact of the introduction of IFRS 16 in FY 2019

[3] FY 2019 revenue and EBITDA targets calculated on organic basis. Organic growth reflects changes in revenue and EBITDA. Organic change excludes the effect of foreign currency movements, the impact of the introduction of IFRS 16, exceptional income of USD 350 million from a one-off vendor agreement and other factors, such as businesses under liquidation, disposals, mergers and acquisitions. FY 2019 equity free cash flow target is calculated at 2019 guidance currency rates. For FY 2019 guidance currency rates, see appendix

[4] Cost intensity is defined as service costs plus selling, general and administrative costs, less other revenue, divided by total service revenue

1Q 2019 RESULTS

16

APPENDIX

Q1 2019 revenue and EBITDA country trends

Figures and trends in local currency, pre-IFRS 16



Revenue
RUSSIA
(RUB BILLION)
+4.4 % YoY
PAKISTAN
(PKR BILLION)
+ 23.6% YoY
ALGERIA
(DZD BILLION)
- 1.3% YoY
BANGLADESH
(BDT BILLION)
+4.5% YoY
UKRAINE
(UAH BILLION)
+ 20.2% YoY
UZBEKISTAN
(UZS BILLION)
-13.3% YoY
EBITDA
+ 1.3% YoY
+ 22.3% YoY
- 7.3% YoY
+ 8.4% YoY
+ 27.8% YoY
-6.5% YoY
1Q18
2Q18
3Q18
4Q18
1Q19

1Q 2019 RESULTS

18

Debt currency mix1 • EUR and USD debt reduction via use of Italy proceeds • At the end of Q1 2019, the balance of USD debt swapped to RUB is ~USD 1.2 billion • Average cost of debt rose to 7.4% due to elimination of EUR debt and an increase in the relative share of RUB debt. The impact of higher average cost of debt is more than offset by the reduction in gross debt balance Q1 2018 Group debt currency mix Q1 2019 Group debt currency mix (including effect of fx derivatives) (including effect of fx derivatives) 5% 3% 7% 14% USD USD RUB RUB USD USD 46% 10.2bn 54% EUR 7.5bn PKR 46% 25% Other Other • Average maturity: 3.8 years • Average maturity: 2.7 years • Average cost of debt: 6.6% • Average cost of debt: 7.4% 1 Excluding lease liabilities 1 Q 2 0 1 9 R E S U L T S 19

Group debt maturity schedule1 3 1 M A R C H 2 0 1 9 U S D B I L L I O N Group debt maturity schedule HQ Pakistan Other GTH Russia Bangladesh 2.0 1.3 1.2 1.2 1.3 0.5 2019 2020 2021 2022 2023 2024 Group debt maturity schedule by currency – before considering fx forwards and excluding lease liabilities 2019 2020 2021 2022 2023 2024 USD 1.1 0.5 0.9 0.4 1.3 0.5 62% RUB 0.0 0.5 1.0 0.7 0.0 0.0 30% PKR 0.1 0.1 0.1 0.1 0.0 0.0 5% OTHER 0.1 0.1 0.0 0.0 0.0 0.0 3% 1 Effect of USD/RUB FX forwards and lease liabilities are not included. 1 Q 2 0 1 9 R E S U L T S 20

Liquidity overview GROUP CASH BREAKDOWN BY CURRENCY UNUSED RCF HEADROOM 31 MARCH 2019 31 MARCH 2019 Syndicated RCF facility USD 1.08 billion 16% USD 31% UNUSED CF HEADROOM PKR 8% 31 MARCH 2019 RUB EUR Pakistan – credit facilities PKR 14.3 billion (USD 0.10 billion) 10% UZS Other 12% 23% Total cash and unused committed Group cash (incl. deposits): USD 1.27 billion credit lines: USD 2.45 billion 1 Q 2 0 1 9 R E S U L T S 21

Debt by entity1 3 1 M A R C H 2 0 1 9 U S D M I L L I O N Outstanding debt Type of debt Cash-pool Entity Bonds Loans Total overdrafts2 VEON Holdings B.V. 2,079 2,811 26 4,916 GTH Finance B.V. 1,200 - - 1,200 PJSC VimpelCom 279 - - 279 Pakistan Mobile Communications Limited 12 509 - 521 Banglalink Digital Communications Ltd. 300 139 - 439 Optimum Telecom Algérie S.p.A. - 63 - 63 Others - - 47 47 Total 3,870 3,522 73 7,465 Total excl. cash pool overdrafts 7,392 1 Excluding lease liabilities 2 As of March 31, 2019, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$ 73 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt in our financial statements. 1 Q 2 0 1 9 R E S U L T S 22

Forex Guidance rates Average rates Closing rates FY 2019 1Q19 1Q18 YoY 1Q19 1Q18 YoY Russian ruble 66.00 66.13 56.88 (16.3%) 64.73 57.26 (13.0%) Algerian dinar 119.00 118.66 114.08 (4.0%) 119.42 114.14 (4.6%) Pakistan rupee 139.00 139.69 111.41 (25.4%) 140.79 115.71 (21.7%) Bangladeshi taka 84.00 83.86 83.08 (0.9%) 83.92 83.22 (0.8%) Ukrainian hryvnia 27.00 27.31 27.32 0.0% 27.25 26.54 (2.7%) Kazakh tenge 377.00 378.09 323.31 (16.9%) 380.04 318.31 (19.4%) Uzbekistan som 8,522 8,378.32 8,156.68 (2.7%) 8,389.97 8,114.86 (3.4%) Armenian dram 488 487.03 481.52 (1.1%) 486.44 480.06 (1.3%) Kyrgyz som 70.00 69.79 68.50 (1.9%) 69.85 68.43 (2.1%) Georgian lari 2.70 2.67 2.49 (7.3%) 2.69 2.41 (11.5%) 1 Q 2 0 1 9 R E S U L T S 23

Forex YoY impact on Revenue and EBITDA Revenue EBITDA Q1 2019 Q1 2019 Russia (170) (76) Algeria (8) (4) Pakistan (92) (47) Bangladesh (1) (1) Ukraine 0 0 Uzbekistan (2) (1) Other (18) (8) IFRS 16 impact 18 Total (291) (119) 1 Q 2 0 1 9 R E S U L T S 24